Exhibit 99.2

Semantix Announces the Acquisition of Zetta Health Analytics

August 31, 2022

São Paulo – Semantix, Inc. (NASDAQ: STIX), a leading Latin American end-to-end data platform provider (“Semantix”), today announces the acquisition of Zetta Health Analytics S.A. (“Zetta”), a Brazilian health tech company focused on data analytics, with the strategic objective to further expand Semantix’s presence and capabilities in serving healthcare clients through proprietary SaaS data solutions.

Founded in March 2019, Zetta has a robust variety of SaaS data solutions to enhance data-driven decision-making, leveraging client insights to improve care and costs and deepen value-based healthcare (VBHC) approach enriched by market analysis. In particular, Zetta provides to clients embedded dashboards utilizing artificial intelligence (AI) tools that help manage claims and improve assertiveness through the display of key indicators to optimize selection of providers and health outcomes. Currently, Zetta caters to a portfolio of more than 640 companies, including pharmaceutical companies, health insurers, health insurance brokers, hospitals and large companies in various sectors. In recognition of the powerful capabilities of Zetta’s data solutions, Zetta was named the number one tech company in the Brazilian healthcare market, according to the Ranking 100 Open Startups 2021.

Semantix expects that the businesses combination with Zetta will complement the Semantix Data Platform (“SDP”) offering and strengthen the healthcare business vertical, which caters to a sizeable and fast-growing market. According to market research produced by Grand View Research, the healthcare data analytics segment’s total addressable market globally is estimated at approximately US$35 billion in 2022 and is expected to reach US$167 billion by 2030.

Zetta also brings a team of highly talented professionals, which, Semantix believes, combined with Semantix’s capital resources and robust sales capabilities, should accelerate new product development and enhance product cross-selling opportunities.

“We are very excited about the new business capabilities that Zetta adds to our platform, both in terms of new markets and customers as well as new product development opportunities. We believe it is an important step towards the execution of our strategy to increase the share of proprietary products to our mix, with a recurring revenue stream and high growth potential,” said Leonardo Santos, CEO of Semantix.

About Semantix

Semantix is a leading Latin American end-to-end data platform provider. Semantix has more than 300 clients with operations in approximately 15 countries using Semantix’s software and services to enhance their businesses. The company was founded in 2010 by CEO Leonardo Santos. For more information, visit ir.semantix.ai.

Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information within the meaning of applicable United States securities legislation that involve substantial risks and uncertainties (collectively herein referred to as “forward-looking statements”). All statements other than statements of historical facts contained in this press release are forward-looking statements, including statements regarding the acquisition of Zetta and its impact on the Semantix data platform and its customers, users, financial results and total addressable market; the effectiveness of Zetta’s capabilities; the ability of Semantix to combine Zetta’s technology with the Semantix data platform; the strategy regarding integrating Zetta’s technology; the anticipated benefits and features of an integrated data platform and its ability to accelerate achievement of Semantix’s strategic initiative; and other future events. In some cases, you can identify forward looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target,” “trend” or other similar expressions (or the negative versions of such words or expressions). These forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors including, but not limited to: the ability to integrate Zetta’s employees, operations and technology into Semantix’s business and platform; the benefits of the acquisition and impact on the Semantix data platform, customers, users, financial results and total addressable market as well as macroeconomic and geopolitical factors in Brazil and globally, including the outcome and consequences of the 2022 presidential elections in Brazil. All forward-looking statements contained herein are based on information available to us as of the date hereof and we do not assume any obligation to update these statements as a result of new information or future events. There can be no assurance that future developments will be those that have been anticipated.

Investor Contact

Marcela Bretas

Chief Strategy Officer & IRO

ir@semantix.ai

Press Contact

Marisa Travaglin

Marketing Director

semantix@rpmacomunicacao.com.br